UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 12)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 12 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 2. Identity and Background of Filing Persons; Item 8. Additional Information

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph in the section titled “Tender Offer and Merger” in its entirety with the following:

“Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 7, 2019. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on November 25, 2019. On November 22, 2019, pursuant to the terms of the Merger Agreement, Roche Holdings extended the expiration of the Offer. The expiration date of the Offer is extended to 5:00 p.m., New York City time, on December 10, 2019, subject to further extension in certain circumstances as required or permitted by the Merger Agreement. On November 22, 2019, Roche Holdings issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(U) to this Schedule 14D-9.”

2.

Items 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented by replacing all references to “5:00 p.m., New York City time, on November 25, 2019” with “5:00 p.m., New York City time, on December 10, 2019”.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the paragraph entitled “Legal Proceedings Related to the Offer and the Merger” in its entirety with the following:

“On March 7, 2019, a putative securities class action complaint, Wang v. Spark Therapeutics, Inc. et al., No. 1:19-cv-00479 (the “Wang Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Elaine Wang against Spark and Spark’s directors in connection with the Transactions. On March 11, 2019, a putative securities class action complaint, Kent v. Spark Therapeutics, Inc. et al., No.1:19-cv-00485 (the “Kent Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Michael Kent against Spark, Spark’s directors, Merger Sub, and Roche Holdings in connection with the Transactions. On March 18, 2019, a putative securities class action complaint, Newman v. Spark Therapeutics, Inc. et al., No. 1:19-cv-00528 (the “Newman Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Arthur Newman against Spark and Spark’s directors in connection with the Transactions. On March 20, 2019, a complaint, Gomez v. Spark Therapeutics, Inc. et al., No. 1:19-cv-02487 (the “Gomez Complaint”), was filed in the United States District Court for the Southern

District of New York by purported Spark shareholder Zarrin Gomez against Spark and Spark’s directors in connection with the Transactions. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint allege that the Schedule 14D-9 filed on March 7, 2019 in connection with the Transactions omitted certain supposedly material information. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint assert claims against all the defendants for violation of Section 14(e) of the Exchange Act, and against Spark’s directors, and in the case of the Kent Complaint, Roche Holdings, and in the case of the Gomez Complaint, Spark, for violation of Section 20(a) of the Exchange Act. The Wang Complaint, the Kent Complaint, and the Gomez Complaint also assert claims against all defendants for violation of Section 14(d) of the Exchange Act. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint seek declaratory and injunctive relief, as well as damages and attorneys’ fees and costs. On September 5, 2019, the Kent Complaint was voluntarily dismissed without prejudice. On September 5, 2019, the Wang Complaint was voluntarily dismissed without prejudice. On October 31, 2019, the Newman Complaint was voluntarily dismissed without prejudice to the alleged class. On April 18, 2019, a complaint, Grant v. Bennett, et al., Case No. 1:19-cv-02615 (the “Grant Complaint”), was filed in the United States District Court for the Northern District of Illinois against certain trustees at the University of Pennsylvania, Spark and Parent, alleging intellectual property infringement and false claims by the trustees and seeks, among other relief, to enjoin the licensing of all adeno-associated virus patents by the University of Pennsylvania to the Company and the consummation of the transactions contemplated by the Merger Agreement. On June 25, 2019, the Court dismissed the Grant Complaint with prejudice, for lack of prosecution of the case due to plaintiff’s failure to respond to Spark’s motion to dismiss the complaint. The Company and the board of directors of the Company believe that the Gomez Complaint is without merit and the Company, the board of directors of the Company, Merger Sub, and Roche Holdings intend to defend vigorously against such claim. Additional similar cases may also be filed in connection with the Offer or the Merger.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(U)	Press Release issued by Roche Holdings, Inc. on November 22, 2019 (incorporated by reference to Exhibit (a)(5)(xxvii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
	Name:	Joseph W. La Barge
	Title:	Chief Legal Officer